Exhibit 99.1

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RiT Technologies Receives First Order for Beamcaster™ in China

Represents initial penetration of Beamcaster™ into the Chinese market

Tel Aviv, Israel – February 3, 2014 –RiT Technologies Ltd. (NASDAQ CM: RITT) the leading provider of IIM solutions and a developer of an innovative indoor optical wireless technology, today announced its first order for its Beamcaster product from a leading software and IT company in Shenzhen, China. The customer placed an initial order to purchase five Beamcaster systems, which will be deployed on-premises at a beta site facility. RiT will leverage this order to officially launch a new sales and marketing effort focused on the Chinese market.

“We are extremely excited to introduce Beamcaster into China and penetrate a new market,” commented Mr. Motti Hania, RiT’s President and CEO.   “There is a tremendous opportunity in the region for a flexible, ultra-high bandwidth networking alternative that is secure and more cost effective than structured cabling.  We believe Beamcaster is an ideal solution for the enterprise environment and we look forward to gaining market acceptance for this new technology.”

About RiT Technologies

RiT Technologies (NASDAQ: RITT) is a leading provider of IIM solutions and a developer of an innovative indoor optical wireless technology solution. Our IIM products provide and enhance security and network utilization for data centers, communication rooms and work space environments. They help companies plan and provision, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security of the network while minimizing unplanned downtime. Our IIM solutions are deployed around the world, in a broad range of organizations, including data centers in the private sector, government agencies, financial institutions, airport authorities, healthcare and education institutions. Our Beamcaster product is the first of our indoor optical wireless technology solutions. It is designed to help customers streamline deployment, reduce infrastructure design, installation and maintenance complexity and enhance security in a cost effective way

For more information, please visit our website: www.rittech.com.

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

Forward-Looking Statements

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words "believe," "anticipate," "expect," "plan," "intend," "estimate", "forecast", "target", "could" and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading "Risk Factors" in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Elan Yaish, CFO & Deputy CEO
+972-77-270-7210
elan.yaish@rittech.com

or

KCSA Strategic Communication
Jeffrey Goldberger/Rob Fink
212-896-1249/212-896-1206
jgoldberger@kcsa.com / rfink@kcsa.com